Via Facsimile and U.S. Mail
Mail Stop 6010

August 21, 2008

Mr. Marc D. Hamburg
Vice President and Chief Financial Officer
Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, Nebraska 68131

**Re: Berkshire Hathaway Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008
File No. 1-14905**

Dear Mr. Hamburg:

We have reviewed your July 3, 2008 response to our June 4, 2008 letter and have the following additional comment. In our comment, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year ended December 31, 2007

<u>Financial Statements</u>
<u>Consolidated Statements of Cash Flows, page 53</u>

We acknowledge your response to prior comment 3. Please tell us the factors that you considered in classifying the premiums received of $2.9 billion in 2007 on your equity index options as an operating cash flow. Please cite the relevant accounting literature you relied upon. In addition, tell us where any payments on the contracts are or will be classified on the cash flows statement. Lastly, please tell us where the premiums for such contracts are classified on the income statement.

*   *   *   *

Mr. Marc D. Hamburg
Berkshire Hathaway Inc.
August 21, 2008
Page 2

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

       You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3387.

       Sincerely,

       Carlton E. Tartar
       Accounting Branch Chief